NIOGOLD GRANTS STOCK OPTIONS

Val-d’Or, Quebec, February 27, 2009: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) announces that it has granted to non-management directors an aggregate of 200,000 incentive stock options exercisable for a period of five years at a price of $0.20. The options are subject to the approval of the TSX Venture Exchange.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Marban Block, Malartic Hygrade, Malartic H, Camflo West and Siscoe East, all located in the Malartic and Val-d’Or gold mining camps, Abitibi region of Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, Chairman & CEO	Rock Lefrancois, P.Geo., President and COO
miversonna@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.